     As filed with the Securities & Exchange Commission on December 3, 1996

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10

                          TEXAS EQUIPMENT CORPORATION
               (Name of Small Business Issuer in its charter)

                                     NEVADA
                (State or other jurisdiction of incorporation or
                                 organization)

                                   62-1459870
                      (IRS Employer Identification Number)

                         c/o Mr. Paul Condit, President
                           Texas Equipment Co., Inc.
                              1305 Hobbs Highway,
                             Seminole, Texas 79360

                    (Address of principal executive offices)

                                 1-915-758-3643

                          (Issuer's Telephone Number)

Securities to be registered under Section 12(b) of the Act:


              Title of Each Class  Name of Each Exchange on Which
              to be so registered  Each Class is to be Registered
              -------------------  ------------------------------

              -------------------  ------------------------------

              -------------------  ------------------------------


Securities to be registered under Section 12(g) of the Act:

                    Common stock, par value $0.001 per share
                    ----------------------------------------

                        Exhibit Index is at Page   22
                                                 ------

                               TABLE OF CONTENTS

PART I


         ITEM 1.            DESCRIPTION OF BUSINESS

         ITEM 2.            MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                            OPERATIONS

         ITEM 3.            DESCRIPTION OF PROPERTY

         ITEM 4.            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

         ITEM 5.            DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND
                            CONTROL PERSONS

         ITEM 6.            EXECUTIVE COMPENSATION

         ITEM 7.            CERTAIN RELATIONSHIPS AND RELATED
                            TRANSACTIONS

         ITEM 8.            DESCRIPTION OF SECURITIES

PART II

         ITEM 1.            MARKET PRICE OF AND DIVIDENDS ON THE
                            REGISTRANT'S COMMON EQUITY AND OTHER
                            SHAREHOLDER MATTERS

         ITEM 2.            LEGAL PROCEEDINGS

         ITEM 3.            CHANGES IN AND DISAGREEMENTS WITH
                            ACCOUNTANTS ON ACCOUNTING AND FINANCIAL
                            DISCLOSURES

         ITEM 4.            RECENT SALES OF UNREGISTERED SECURITIES

         ITEM 5.            INDEMNIFICATION OF DIRECTORS AND OFFICERS

PART III

         ITEM 1.            INDEX TO EXHIBITS

PART F/S


     FINANCIAL STATEMENTS

                                TABLE OF CONTENTS


                                                                                                      Page

Report of Independent Certified Public Accountants                                                     F-2

Balance Sheets                                                                                         F-3

Statements of Operations                                                                               F-5

Statements of Stockholders' Equity                                                                     F-6

Statements of Cash Flow                                                                                F-7

Notes to Financial Statements                                                                          F-9

Financial Schedules                                                                                   F-22

     Schedule I - Consolidating Balance Sheet, December 31, 1995                                      F-23
     Schedule II - Consolidating Statement of Operations, Year Ended December 31, 1995                F-25
     Schedule III - Consolidating Balance Sheet, September 30, 1996 (Unaudited)                       F-26
     Schedule IV - Consolidating Statement of Operations, Nine Months Ended
         September 30, 1996 (Unaudited)                                                               F-28

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors and Stockholders
Texas Equipment Co., Inc.
1305 Hobbs Highway
Seminole, Texas 79360


We have audited the accompanying balance sheets of Texas Equipment Co., Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Texas Equipment Co., Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidating financial statements included on Schedules I and II are presented for the purpose of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KILLMAN, MURRELL AND COMPANY, P.C.

Odessa, Texas
November 11, 1996

                            TEXAS EQUIPMENT CO., INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                            DECEMBER 31,
                                                        -------------------       SEPTEMBER 30,
                                                        1994           1995           1996
                                                        ----           ----           ----
                                                                                   (Unaudited)
CURRENT ASSETS
   Cash and Temporary Cash Investments              $    508,463   $    250,031   $  1,221,060
   Accounts Receivable -
       Trade                                             261,116        213,777        738,359
       Employees and Other                                24,043         14,051         20,889
   Inventories, at the lower of cost (principally
       specific identification and
       average cost) or market value - Note 2          6,003,182      6,439,238      7,272,077
                                                    ------------   ------------   ------------

              TOTAL CURRENT ASSETS                     6,796,804      6,917,097      9,252,385
                                                    ------------   ------------   ------------

LAND, BUILDINGS AND
   EQUIPMENT, at cost - Note 3                         1,761,131      2,182,355      2,125,413
   Less Accumulated Depreciation                        (569,109)      (737,475)      (804,985)
                                                    ------------   ------------   ------------

              NET LAND, BUILDINGS AND
                EQUIPMENT                              1,192,022      1,444,880      1,320,428
                                                    ------------   ------------   ------------


OTHER ASSETS
   Finance Receivables - Note 4                          492,824        693,674        839,694
   Cash Surrender Value of Insurance                     200,986        228,550        240,939
   Other Assets                                           83,885         73,585        109,305
   Goodwill, net of accumulated
       amortization of $28,604,
       $41,318, and $50,853,
       respectively                                      162,094        149,380        139,845
   Related Party Receivables                             118,525        117,542        132,018
                                                    ------------   ------------   ------------

              TOTAL OTHER ASSETS                       1,058,314      1,262,731      1,461,801
                                                    ------------   ------------   ------------

TOTAL ASSETS                                        $  9,047,140   $  9,624,708   $ 12,034,614
                                                    ============   ============   ============







                          The accompanying notes are an
                        integral part of these financial
                                   statements.
                                   (Continued)
                                       F-3

                            TEXAS EQUIPMENT CO., INC.

                                 BALANCE SHEETS
                                   (CONTINUED)

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                       DECEMBER 31,
                                               ---------------------------   SEPTEMBER 30,
                                                  1994             1995          1996
                                               ----------       ----------  -------------
                                                                               (Unaudited)
CURRENT LIABILITIES
   Notes Payable - Note 8                      $     91,914   $    300,000   $    300,000
   Current Maturities of
       Long-Term Debt - Note 9                      680,979        271,447        267,130
   Accounts Payable Trade -
       John Deere Company                         2,261,094      3,096,801      3,769,240
       Other                                        576,234        436,952        854,419
   Accrued Expenses - Note 10                       353,065        308,226        422,057
   Customer Deposits                                 54,966           --           72,035
   Deferred Tax Liability - Note 7                  423,300        377,300        377,300
                                               ------------   ------------   ------------

              TOTAL CURRENT LIABILITIES           4,441,552      4,790,726      6,062,181
                                               ------------   ------------   ------------

LONG-TERM DEBT, net of current
   maturities - Note 9                            1,438,889      1,195,378        974,430

DEFERRED TAX LIABILITY - Note 7                     104,800        152,000        152,000

COMMITMENTS AND CONTINGENCIES -
   Notes 4, 6, 11 and 12                               --             --             --
                                               ------------   ------------   ------------

              TOTAL LIABILITIES                   5,985,241      6,138,104      7,188,611
                                               ------------   ------------   ------------

STOCKHOLDERS' EQUITY
   Preferred Stock, No Par Value.
       Authorized 3,000,000; Issued
       and Outstanding 424,999 in 1994 and
       596,305 in 1995 and 1996                     424,999        596,305        596,305
   Common Stock, No Par Value.
       Authorized 1,000,000; Issued and
       Outstanding 100,000                          100,000        100,000        100,000
   Paid in Capital                                     --             --          927,613
   Retained Earnings                              2,633,377      2,886,776      3,318,562
                                               ------------   ------------   ------------
                                                  3,158,376      3,583,081      4,942,480

           Less Treasury Shares - 40,000
             Shares of Common Stock, at cost        (96,477)       (96,477)       (96,477)
                                               ------------   ------------   ------------

              TOTAL STOCKHOLDERS' EQUITY          3,061,899      3,486,604      4,846,003
                                               ------------   ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY                                      $  9,047,140   $  9,624,708   $ 12,034,614
                                               ============   ============   ============

                          The accompanying notes are an
                        integral part of these financial
                                   statements.
                                       F-4

                            TEXAS EQUIPMENT CO., INC.

                            STATEMENTS OF OPERATIONS


                                                YEARS ENDED                     NINE MONTHS ENDED
                                                DECEMBER 31,                      SEPTEMBER 30,
                                         ----------------------------    -----------------------------
                                             1994            1995             1995            1996
                                         ------------    ------------    ------------    -------------
                                                                          (Unaudited)      (Unaudited)
REVENUES                                 $ 20,964,570    $ 25,031,608    $ 18,132,323    $ 19,507,714

COST OF REVENUES                           18,046,846      21,648,257      15,887,604      16,949,797
                                         ------------    ------------    ------------    ------------

           GROSS PROFIT                     2,917,724       3,383,351       2,244,719       2,557,917

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES
       Commissions, Salaries, and
           Employee Benefits                1,647,859       1,821,616       1,313,093       1,080,664
       Amortization and Depreciation          173,418         181,080         135,811         114,651
       Collection and Bad Debt Expense         84,998         139,505         102,238          70,696
       Other Operating Expenses               873,578         793,698         630,908         679,771
                                         ------------    ------------    ------------    ------------
           Total Selling, General and
              Administrative Expenses       2,779,853       2,935,899       2,182,050       1,945,782
                                         ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSE)
   Interest Income                            187,720         181,008         150,874         110,974
   Interest Expense                          (237,212)       (243,122)       (187,613)        (75,792)
   Other Income                                14,680          31,355          43,221          15,566
                                         ------------    ------------    ------------    ------------

INCOME BEFORE INCOME TAXES                    103,059         416,693          69,151         662,883

INCOME TAXES - Note 7                          44,428         163,294          35,000         231,097
                                         ------------    ------------    ------------    ------------

NET INCOME                               $     58,631    $    253,399    $     34,151    $    431,786
                                         ============    ============    ============    ============








                          The accompanying notes are an
                        integral part of these financial
                                   statements.
                                       F-5

                            TEXAS EQUIPMENT CO., INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1995
            AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)



                                       PREFERRED STOCK          COMMON STOCK                                              TOTAL
                                       ---------------        -----------------     PAID IN     RETAINED     TREASURY  STOCKHOLDERS'
                                       SHARES    AMOUNT       SHARES     AMOUNT     CAPITAL     EARNINGS      SHARES      EQUITY
                                       ------    ------       ------     ------     -------     --------     --------    ---------
Balance, December 31, 1993           224,910   $  224,910    100,000  $  100,000   $     --     $2,574,746  $  (96,477)  $2,803,179

   Stock Bonus Plan Issuance         200,089      200,089       --          --           --           --          --        200,089

   Net Income                           --           --         --          --           --         58,631        --         58,631
                                     -------   ----------    -------  ----------   ----------   ----------  ----------   ----------


Balance, December 31, 1994           424,999      424,999    100,000     100,000         --      2,633,377     (96,477)   3,061,899

   Stock Bonus Plan Issuance         171,306      171,306       --          --           --           --          --        171,306
   Net Income                           --           --         --          --           --        253,399        --        253,399
                                     -------   ----------    -------  ----------   ----------   ----------  ----------   ----------


Balance, December 31, 1995           596,305      596,305    100,000     100,000         --      2,886,776     (96,477)   3,486,604

   Parent Company Contribution-
       September 17, 1996               --           --         --          --        927,613         --          --        927,613

   Net Income (Unaudited)               --           --         --          --           --        431,786        --        431,786
                                     -------   ----------    -------  ----------   ----------   ----------  ----------   ----------


Balance, September 30, 1996          596,305   $  596,305    100,000  $  100,000   $  927,613   $3,318,562  $  (96,477)  $4,846,003
                                     =======   ==========    =======  ==========   ==========   ==========  ==========   ==========
(Unaudited)



                          The accompanying notes are an
                   integral part of these financial statements
                                       F-6

                            TEXAS EQUIPMENT CO., INC.

                            STATEMENTS OF CASH FLOWS

                                                                  YEARS ENDED                     NINE MONTHS ENDED
                                                                  DECEMBER 31,                       SEPTEMBER 30,
                                                      ----------------------------------       ------------------------
                                                           1994                  1995              1995         1996
                                                      -------------           ----------       ------------  ----------
                                                                                              (Unaudited)    (Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
   Net Income                                         $     58,631     $    253,399     $     34,151      $    431,786
   Adjustments to Reconcile Net Income
       to Net Cash from Operating Activities
           Amortization and Depreciation                   173,418          181,080          135,811           114,651
           Loss on Disposal of Assets                       11,728             --               --               3,502
           Deferred Taxes                                  (92,800)           1,200             --                --
           Increase in Finance Receivable                  (97,073)        (200,850)        (151,977)         (146,020)
           Increase in Preferred Stock                     200,089          171,306             --                --
   Changes in Current Assets and Liabilities
           (Increase) Decrease in Accounts
              Receivable                                   445,455           57,331         (618,407)         (531,420)
           (Increase) Decrease in Inventories            1,002,860         (436,056)        (479,192)         (832,839)
           Increase (Decrease) in Accounts
              Payable                                   (2,179,130)         696,425        1,281,177         1,089,906
           Increase (Decrease) in Accrued
              Liabilities                                  (14,835)         (44,839)          88,773           113,831
           Increase (Decrease) in Customer
              Deposits                                      52,368          (54,966)         212,201            72,035
                                                      ------------     ------------     ------------      ------------

                 NET CASH FLOW PROVIDED
                   (USED) BY OPERATING
                   ACTIVITIES                             (439,289)         624,030          502,537           315,432
                                                      ------------     ------------     ------------      ------------

CASH FLOW FROM INVESTING ACTIVITIES
   Purchases of Land, Buildings and Equipment             (152,895)        (421,224)        (343,072)          (30,336)
   Proceeds from Sale of Equipment                          47,214             --               --              46,170
   Increase in Cash Surrender Value of Insurance           (28,579)         (27,564)         (20,673)          (12,389)
   (Increase) Decrease in Related Party Receivables        (66,999)             983           60,662           (14,476)
   (Increase) Decrease in Other Assets                     (80,540)          10,300            7,999           (35,720)
                                                      ------------     ------------     ------------      ------------

              NET CASH FLOWS (USED) BY
                INVESTING ACTIVITIES                      (281,799)        (437,505)        (295,084)          (46,751)
                                                      ------------     ------------     ------------      ------------


















                          The accompanying notes are an
                        integral part of these financial
                                   statements.
                                   (Continued)
                                       F-7

                            TEXAS EQUIPMENT CO., INC.

                            STATEMENTS OF CASH FLOWS
                                   (CONTINUED)


                                                  YEARS ENDED                  NINE MONTHS ENDED
                                                  DECEMBER 31,                   SEPTEMBER 30,
                                         ----------------------------    ----------------------------
                                             1994             1995           1995             1996
                                         ----------      ------------    -------------    -----------
                                                                           (Unaudited)   (Unaudited)
CASH FLOW FROM FINANCING ACTIVITIES
   Proceed from Note Borrowings          $  2,048,243    $  1,203,569    $    617,839    $    410,279
   Repayment of Note Borrowings            (1,150,704)     (1,648,526)       (882,721)       (635,544)
   Capital Contribution                          --              --              --           927,613
                                         ------------    ------------    ------------    ------------

       Net Cash Flow Provided (Used) By
           Financing Activities               897,539        (444,957)       (264,882)        702,348
                                         ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH               176,451        (258,432)        (57,429)        971,029

CASH AT THE BEGINNING OF THE PERIOD           332,012         508,463         508,463         250,031
                                         ------------    ------------    ------------    ------------

CASH AT THE END OF THE PERIOD            $    508,463    $    250,031    $    451,034    $  1,221,060
                                         ============    ============    ============    ============

SUPPLEMENTAL DISCLOSURES OF
   CASH FLOW INFORMATION

   Cash Paid During the Period For:
       Interest Expense                  $    238,576    $    199,549    $    129,678    $     87,484
                                         ============    ============    ============    ============

       Income Taxes                      $    225,533    $     33,240    $     37,228    $    203,699
                                         ============    ============    ============    ============












                          The accompanying notes are an
                        integral part of these financial
                                   statements.
                                       F-8

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995

NOTE 1:  NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Texas Equipment Co., Inc. ("TEC"), a Texas corporation, is a retailer of John Deere and other agricultural equipment with its headquarters in Seminole, Texas. TEC's market area is approximately one hundred (100) square miles surrounding Seminole, Texas, which includes large tracts of lands in the South Plains of Texas and in Eastern New Mexico. In excess of ninety percent (90%) of equipment sales are made to customers participating in agriculture; therefore, TEC has a concentration of customers in a geographic area and in a single industry and is tied to a sole supplier (John Deere) for a significant portion of its new equipment purchases.

The summary of significant accounting policies of TEC is presented to assist in understanding TEC's financial statements. The financial statements and notes are representations of TEC's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the specific identification method for new and used agricultural equipment and average cost for parts.

Buildings and Equipment

Depreciation of buildings and equipment is provided principally on the straight-line method using estimated useful lives ranging from five to forty years.

Major renewals and betterments are added to the property accounts while the cost of repairs and maintenance is charged to operating expenses in the period incurred. Cost of assets retired or otherwise disposed of and the applicable accumulated depreciation are removed from the accounts, and the resultant gain or loss, if any, is reflected in operations.

Cash Surrender Value of Insurance

The insurance policies carried on the lives of current and former officers of TEC had a face value of $1,800,000 at December 31, 1995 and September 30, 1996. Borrowings against the cash surrender values as of these dates were $170,104 and $181,240, respectively.

Goodwill Amortization

Goodwill is being amortized on a straight-line basis over a period of fifteen
(15) years.



                                   (Continued)
                                       F-9

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995

NOTE 1: NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Finance Receivables

TEC has entered into retail finance agreements with two credit corporations whereby TEC's customers can finance selected purchases from TEC, and TEC guarantees a portion of the financed balance. A portion of the financed balance is not remitted to TEC but is held by the finance companies to insure the payment of amounts financed. At such time as the amounts are repaid to the credit corporation, the withheld amounts may be remitted to TEC.

John Deere Payable

John Deere Company provides various inventory financing arrangements for its dealers, and, at times the payment terms extended beyond a twelve month period; however, all amounts due the John Deere Company are reflected as current liabilities since the debt was incurred to acquire inventory.

Income Taxes

TEC records income tax expense using the liability method of accounting for deferred income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and income tax bases of TEC's assets and liabilities. An allowance is recorded when it is more likely than not that any or all of a deferred tax asset will not be realized. The provision for income taxes includes taxes currently payable plus the net change during the year in deferred tax assets and liabilities recorded by TEC.

Concentration of Credit Risk

TEC places its cash and temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits. At December 31, 1995 and September 30, 1996, the deposit exceeding FDIC insurance limits were $758,000 and $1,653,000, respectively.

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Capital Stock

TEC's articles of incorporation provide for the following stock issues:

        -  Two classes of common stock with no par value
            -  One million (1,000,000) authorized voting common shares
            -  One million (1,000,000) authorized non-voting common shares

        - Three million (3,000,000) authorized, no par value, non-voting preferred shares, with a dividend rate of six percent (6%) per annum, noncumulative


                                   (Continued)
                                      F-10

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995


NOTE 1: NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

At December 31, 1994 and 1995, and September 30, 1996, TEC had issued no non-voting common shares and the Board of Directors of TEC had not declared dividends on the non-voting preferred stock.

Cash Flow Statement

TEC considers cash and temporary cash investments as cash equivalents for purposes of the statement of cash flows.

NOTE 2:  INVENTORIES

At December 31, 1994 and 1995, and September 30, 1996 (unaudited) inventories consisted of:

                                                     1994                     1995                      1996
                                                   -----------              -----------              -----------
                                                                                                     (Unaudited)
       New Equipment                               $ 3,051,095              $ 3,301,682              $ 3,327,106
       Used Equipment                                1,197,708                1,426,894                2,335,095
       Parts                                         1,754,379                1,710,662                1,609,876
                                                   -----------              -----------              -----------
                                                   $ 6,003,182              $ 6,439,238              $ 7,272,077
                                                   ===========              ===========              ===========


Substantially all of the inventories are pledged as security for accounts payable to John Deere or various notes payable.

NOTE 3:  LAND, BUILDINGS AND EQUIPMENT

At December 31, 1994 and 1995, and September 30, 1996 (unaudited), land, buildings and equipment consisted of:


                                                         1994           1995          1996
                                                    ------------   ------------   ------------
                                                                                   (Unaudited)
Land and Buildings                                  $    853,590   $  1,146,818   $  1,159,411
Vehicles                                                 435,548        435,548        348,271
Furniture and Fixtures                                   282,996        383,032        394,869
Equipment and Tools                                      188,997        216,957        222,862
                                                    ------------   ------------   ------------
                                                       1,761,131      2,182,355      2,125,413
Less Accumulated Depreciation                           (569,109)      (737,475)      (804,985)
                                                    ------------   ------------   ------------
       Net                                          $  1,192,022   $  1,444,880   $  1,320,428
                                                    ============   ============   ============
Depreciation Expense                                $    160,705   $    168,366   $    105,116
                                                    ============   ============   ============

                          TEXAS EQUIPMENT CO., INC.

                        NOTES TO FINANCIAL STATEMENTS
             (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                          DECEMBER 31, 1994 AND 1995

NOTE 4:  FINANCE RECEIVABLES

At December 31, 1994 and 1995, and September 30, 1996 (unaudited), the finance receivables were as follows:

                                               1994                    1995                      1996
                                            ----------               ----------               ----------
                                                                                              (Unaudited)
John Deere Credit                           $  310,667               $  462,817               $  634,527
Agricredit Acceptance                          182,157                  230,857                  205,167
                                            ----------               ----------               ----------
                                            $  492,824               $  693,674               $  839,694
                                            ==========               ==========               ==========


The applicable outstanding financed balances for each program were as follows:

                                              1994                     1995                      1996
                                           -----------              -----------               -----------
                                                                                              (Unaudited)
John Deere Credit                          $21,735,745              $24,459,979               $21,823,102
Agricredit Acceptance                        5,363,557                5,144,230                 4,216,035
                                           -----------              -----------               -----------
                                           $27,099,302              $29,604,209               $26,039,137
                                           ===========              ===========               ===========


In accordance with credit agreements, these finance companies withhold one percent (1%) of each financed contract accepted from TEC. When the finance company experiences a loss on a contract, the loss is charged against TEC's finance receivable. TEC's credit risk is limited to the finance receivables; however, on an annual basis, the finance receivable is compared to the total outstanding credit balances and if the finance receivable is greater than the required amount (3% to 4% of outstanding credit balance), the overage may be remitted to TEC.

NOTE 5:  EMPLOYEE BENEFIT PLANS

Effective January 1, 1993, TEC adopted its "Stock Bonus Plan" (the "Plan"). Contributions to the Plan are at the discretion of the employer subject to certain limitations imposed by the federal tax code. The Plan covers substantially all full time employees and the covered employees become vested in the employer's contribution at the rate of twenty percent (20%) per year after three years of service. TEC's shareholders authorized the issuance of preferred stock in 1993 for the exclusive use in funding the Plan. Contributions to the Plan aggregated $200,089 and $171,306 in 1994 and 1995, respectively.

In March, 1994, TEC adopted a flexible health benefit plan (a cafeteria plan) which covers substantially all full time employees on the 90th day following commencement of employment. The health benefit plan is a minimum funded plan with specific and aggregate stop loss insurance provided for to limit the overall exposure to TEC. The specific stop loss is $20,000 per employee at December 31, 1995 and September 30, 1996. The expense associated with the health benefit plan aggregated $18,142 and $208,346 for 1994 and 1995, respectively.

On September 20, 1994, TEC adopted the "TEXAS EQUIPMENT COMPANY, INC. 401(K) PLAN" (the "401(k) Plan") which covers all employees that have attained the age of twenty-one (21) years and have one year of service. Contributions by TEC are discretionary, and TEC has made no contributions to the 401(k) Plan from inception to September 30, 1996.

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995

NOTE 6:  DEALER AGREEMENTS

TEC has entered into the following dealer agreements with the John Deere
Company:

         -  John Deere Agricultural Dealer Agreement

         -  John Deere Commercial Products Dealer Agreement

         -  John Deere Lawn and Garden Dealer Agreement

         -  John Deere Lawn and Grounds Care Sales Center Agreement

         -  John Deere Agricultural Dealer Leasing Agreement

         -  John Deere Agricultural Dealer Finance Agreement


These dealer agreements can be, in general, terminated by the death of the major shareholder of TEC, close out or sale of a substantial portion of TEC's business, default by TEC under any chattel mortgage or other security agreement with the John Deere Company, TEC receiving a written termination notice from John Deere Company at least one hundred eighty (180) days prior to the effective date of notification, or mutual consent of TEC and John Deere Company.

For the years ended December 31, 1994 and 1995, sales of John Deere new equipment, parts and warranty services aggregated 46% and 55% of total revenue, respectively.

In addition, TEC has the following dealer agreements in effect:

         -  Farm Plan - FPC Financial

         -  K-Imports, Inc.

         -  Wil-Rich, a division of TIC United Corp.

         -  Yetter Manufacturing Company

         -  Hardi Inc.

         -  NEDA Financial, Ltd., L.P.

         -  West Texas Lee Co., Inc.

         -  AGCO Marketing Group





                                   (Continued)
                                      F-13

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995

NOTE 6:  DEALER AGREEMENTS (CONTINUED)

These agreements include various provisions, including the guaranty of payment by TEC and termination clauses. The agreement with FPC Financial (the "Farm Plan") provides TEC a method to collect accounts receivables for parts, service and small whole good sales in three days; however, TEC has guaranteed the repayment to FPC Finance for its customers included under the merchant authorized and special guaranty farm plan programs. At December 31, 1995 and September 30, 1996, TEC was contingently liable under these programs in the amount of $109,752 and $83,145, respectively.

NOTE 7:  INCOME TAXES

At December 31, 1994 and 1995, the income tax expense (benefit) consists of the following components:

                             1994        1995
                          ---------    --------
Current                   $ 137,228    $162,094
Deferred                    (92,800)      1,200
                          ---------    --------
   Total Income Expense   $  44,428    $163,294
                          =========    ========


The following reconciles income tax expense reported in the statements of operations to income taxes that would be obtained by applying the statutory tax rate (34%) to income before income taxes:

                                1994       1995
                              --------   --------
Expected Income Tax Expense
  at 34%                      $ 35,040   $141,676

Officers' Insurance              4,597      8,677
Penalties and Other              4,791     12,941
                              --------   --------
                              $ 44,428   $163,294
                              ========   ========

The deferred tax liability in the accompanying balance sheets consists of the following components:

Current                         1994       1995
                              --------   --------
   Inventories                $407,300   $430,300
   Other Deferred Liabilities   84,400     32,600
   Other Deferred Assets       (68,400)   (85,600)
                              --------   --------
     Total Current             423,300    377,300
                              --------   --------

Long-Term
   Accumulated Depreciation     51,700     55,600
   Goodwill Amortization        39,200     50,800
   Other                        13,900     45,600
                              --------   --------
      Total Long-Term          104,800    152,000
                              --------   --------
      Total                   $528,100   $529,300
                              ========   ========

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995

NOTE 8:  NOTES PAYABLE

A summary of notes payable at December 31, 1994 and 1995, and September 30, 1996 (unaudited), is as follows:

                                                         1994          1995           1996
                                                         ----          ----           ----
                                                                                  (Unaudited)
Note payable to a credit corporation,               $     41,089   $       --     $       --
payable in monthly installments of $1,700, due
March 1, 1995, secured by equipment

10% note payable to a bank, payable on demand             50,825           --             --
and if no demand made, February 10, 1995,
secured by inventory, accounts receivable,
and equipment

11.25% note payable to a bank, payable on demand            --          300,000        300,000
or if no demand is made then $100,000 principal
reduction at December 15, 1996, secured by
equipment, vehicles, and company stock
                                                    ------------   ------------   ------------


                                                    $     91,914   $    300,000   $    300,000
                                                    ============   ============   ============

NOTE 9:  LONG-TERM DEBT

A summary of long-term debt at December 31, 1994 and 1995, and September 30, 1996 (unaudited), is as follows:

                                                         1994          1995             1996
                                                         ----          ----             ----
                                                                                  (Unaudited)

9.9% note payable to a credit corporation           $     18,368   $      6,427   $       --
payable in two installments of $5,700 before
November 1, 1993 and monthly installments of
$1,102 including interest due June 1, 1996,
secured by equipment

9.9% note payable to a credit corporation                 72,142          5,876           --
payable in monthly installments of $4,439
including interest due January 1, 1996,
secured by equipment

12% note payable to an individual payable in               4,500           --             --
two annual installments of $5,000 and $4,500,
respectively, plus interest, due January 5, 1995,
secured by equipment


                                   (Continued)
                                      F-15

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995


NOTE 9:  LONG-TERM DEBT (CONTINUED)

                                                             1994              1995           1996
                                                             ----              ----           ----
                                                                                            (Unaudited)

6.5% note payable to a bank, payable upon demand        $    200,000      $       --       $       --
or if no demand on June 17, 1995, secured by
equipment

9.9% note payable to a credit corporation,                    11,660              --               --
payable in monthly installments of $405, including
interest, due October 15, 1997, secured by equipment

8.4% note payable to a credit corporation, payable in         29,430            26,044           14,671
monthly installments of $619, including interest, due
December 1, 1998, secured by equipment

10.4% variable interest rate note payable to a credit          1,113              --               --
corporation, payable in monthly installments of $564,
including interest, due June 1, 1995, secured by
equipment

12% note payable to an individual, payable in monthly         33,989            30,397           28,262
installments of $600, including interest due on March 1,
2002, secured by company stock

12% note payable to an individual, payable in monthly         36,686            33,466           31,268
installments of $600, including interest, due on
January 1, 2003, secured by company stock

10.5% note payable to individuals, payable in five            10,000             5,000            5,000
annual installments of $5,000, plus interest, due
December 1, 1997, secured by real estate

3.0% note payable to a credit corporation, payable in         11,872             5,790            1,949
monthly installments of $490, including interest,
due January 14, 1997, secured by vehicle

8.5% note payable to a credit corporation, payable in          6,282             1,232             --
monthly installments of $417, due on April 15, 1996,
secured by vehicle

8.9% note payable to a credit corporation, payable in         14,141             7,111             --
monthly installments of $622, including interest,
due on January 15, 1997, secured by vehicle


                                   (Continued)
                                      F-16

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995


NOTE 9:  LONG-TERM DEBT (CONTINUED)

                                                              1994               1995         1996
                                                              ----               ----         ----
                                                                                           (Unaudited)

8.9% note payable to a credit corporation, payable in   $     71,443      $       --       $       --
annual installments of $18,195, including interest,
due March 20, 1999, secured by equipment

9.2% note payable to a credit corporation, payable in        113,729            13,027            9,002
annual installments of $147,127, including interest,
due March 20, 1999, secured by equipment

10% note payable to a bank, payable in monthly                51,364            23,089           11,489
installments of $1,450, including interest, due
August 1, 1999, secured by real estate

12.5% note payable to a bank, payable in monthly              12,444              --               --
installments of $750, including interest, due
July 8, 2019, secured by real estate

Base rate (11.25% in 1995) note payable to a bank,           363,088           275,135          205,525
payable in monthly installments of $10,000, including
interest, due June 16, 1998, secured by real estate,
inventory, and accounts receivable

9.9% note payable to a credit corporation,                    22,715              --               --
payable in monthly installments of $1,237, including
interest, due September 1, 1996, secured by equipment

8.4% note payable to a credit corporation, payable in            648              --               --
monthly installments of $653, including interest, due
March 1, 1995, secured by equipment

8.0% note payable to a credit corporation, payable in         59,179              --               --
monthly installments of $1,270, including interest,
due September 1, 1999, secured by equipment

8.0% note payable to a credit corporation, payable in         63,358              --               --
monthly installments of $1,359, including interest,
due September 1, 1999, secured by equipment

8.0% note payable to a credit corporation, payable in         64,977            53,010             --
monthly installments of $1,394, including interest,
due September 1, 1999, secured by equipment



                                   (Continued)
                                      F-17

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995

NOTE 9:  LONG-TERM DEBT (CONTINUED)

                                                              1994               1995          1996
                                                              ----               ----          ----
                                                                                            (Unaudited)
8.0% note payable to a credit corporation, payable in   $     64,977      $       --       $       --
monthly installments of $1,394, including interest,
due September 1, 1999, secured by equipment

8.0% note payable to a credit corporation, payable in         63,358              --               --
monthly installments of $1,359, including interest,
due September 1, 1999, secured by equipment

8.0% note payable to a credit corporation, payable in         68,419              --               --
monthly installments of $1,468, including interest,
due September 1, 1999, secured by equipment

8.4% variable rate note payable to a credit corporation,       7,422             5,001            3,048
payable in monthly installments of $246, including
interest, due October 1, 1999, secured by equipment

1% over Prime (8.25% at 1995) variable interest              450,631           425,245          405,027
rate note payable to an individual, payable in monthly
installments of $5,000, including interest, due
September 28, 2012, secured by real estate

10.4% note payable to a credit corporation, payable in        11,042             2,905             --
monthly installments of $742, including interest,
due August 20, 1999, secured by equipment

8.4% note payable to a credit corporation payable in          11,742             8,365            5,951
monthly installments of $353, including interest, due
March 1, 1998, secured by equipment

10% note payable to an individual, payable in annual           6,000             4,000            4,000
installments of $2,000, including interest, due
October 19, 1998, secured by real estate

10% note payable to an individual, payable in annual            --              10,000           10,000
payments of $11,200, including interest, due
December 15, 1996, secured by real estate

11.4% note payable to a credit corporation,                     --              60,000             --
payable in monthly payments of $1,563, including
interest, due January 1, 2008, secured by equipment

10% note payable to a credit corporation,                       --              94,000           90,000
payable in annual installments of $13,400, including
interest, due February 1, 2002, secured by real
estate

                                   (Continued)
                                      F-18

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995

NOTE 9:  LONG-TERM DEBT (CONTINUED)

                                                             1994               1995           1996
                                                             ----               ----           ----
                                                                                             Unaudited)
9.9% note payable to a credit corporation,              $     73,763      $      7,579     $      3,977
payable in monthly installments of $5,812, including
interest, due June 1, 1999, secured by equipment

9.9% note payable to a credit corporation, payable in           --              79,890           79,890
annual installments of $21,020, including interest,
due September 20, 2002, secured by equipment

11.4% note payable to a credit corporation,                     --               7,048             --
payable in monthly installments of 540, including
interest, due October 1, 1997, secured by equipment

11.4% note payable to a credit corporation,                     --               7,775             --
payable in monthly installments of $393, including
interest, due October 1, 1997, secured by equipment

11.9% note payable to a credit corporation,                     --              31,494             --
payable in monthly installments of $920, including
interest, due June 15, 1999, secured by equipment

11.9% note payable to a credit corporation,                     --              20,719            5,289
payable in monthly installments of $802, including
interest, due June 1, 1998, secured by equipment

10.15% note payable to a credit corporation, payable in       26,385            23,116
monthly installments of $620, including interest, due
June 1, 2000, secured by equipment

11.4% note payable to a credit corporation,                     --               8,662            6,765
payable in monthly installments of $286, including
interest, due December 15, 1998, secured by equipment

11.4% note payable to a credit corporation,                     --              12,049            4,625
payable in monthly installments of $397, including
interest, due December 15, 1998, secured by equipment

9.9% note payable to a credit corporation, payable in           --                --             31,649
annual installments of $9,663, including interest,
due April 20, 2000, secured by equipment





                                   (Continued)
                                      F-19

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995

NOTE 9:  LONG-TERM DEBT (CONTINUED)

                                                           1994               1995              1996
                                                           ----               ----              ----
                                                                                            (Unaudited)
10.9% note payable to a credit corporation,             $       --        $       --       $     35,200
payable in annual installments of $10,858, including
interest, due April 1, 2001, secured by equipment

10.4% note payable to a credit corporation,                     --                --             23,589
payable in monthly installments of $1,736, including
interest, due April 1, 2001, secured by equipment

10% note payable to an individual, payable on demand            --                --             21,028

Borrowings against cash surrender value life insurance        89,386           170,104          181,240
policies

                                                           2,119,868         1,466,825        1,241,560
Less Current Maturities                                      680,979           271,447          267,130
                                                        ------------      ------------     ------------
                                                        $  1,438,889      $  1,195,378     $    974,430
                                                        ============      ============     ============

Aggregate maturities of long-term debt for the five years ending in the year 2000 are as follows:

           Years Ending
           December 31,
           ------------
              1996                                                  $  271,447
              1997                                                     273,584
              1998                                                     208,605
              1999                                                     106,865
              2000                                                      74,487
           Thereafter                                                  531,837
                                                                    ----------
                                                                    $1,466,825
                                                                    ==========

                            TEXAS EQUIPMENT CO., INC.

                          NOTES TO FINANCIAL STATEMENTS
              (INCLUDING NOTES APPLICABLE TO THE UNAUDITED PERIOD)

                           DECEMBER 31, 1994 AND 1995



NOTE 10:  ACCRUED EXPENSES

Accrued expenses were comprised of the following:

                                                                    December 31,            September 30,
                                                        ------------------------------     --------------
                                                            1994              1995              1996
                                                        ------------      ------------     --------------
                                                                                            (Unaudited)
Salaries and Commissions                                $     99,761      $     48,852     $     63,842
Interest                                                      13,545            53,131           41,439
Income Taxes                                                  37,228           166,082          229,400
State Taxes                                                   17,809            24,687           33,000
Payroll Taxes                                                 75,104             9,026            8,136
Property Taxes                                                69,000              --             43,000
Other                                                         40,618             6,448            3,240
                                                        ------------      ------------     ------------
                                                        $    353,065      $    308,226     $    422,057
                                                        ============      ============     ============


NOTE 11:  INTERIM FINANCIAL DATA (UNAUDITED)

The balance sheet of September 30, 1996 and the statements of operations, cash flows and shareholders' equity for the nine month period ended September 30, 1996 and the statements of operations and cash flows for the nine month period ended September 30, 1995, are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and includes all adjustments, consisting only of normal recurring adjustments necessary to state fairly the information set forth therein. The data disclosed in the notes to financial statements for this period is unaudited. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the year ending December 31, 1996.


NOTE 12:  MERGER

On September 17, 1996, all of the outstanding stock of TEC was acquired by Marinex Multimedia Corporation. Marinex Multimedia Corporation subsequently changed its name to Texas Equipment Corporation. The merger was accounted for as a pooling-of-interest and consolidating balance sheets and statements of operation for the merged entity are presented on Schedules I through IV.

                                    SCHEDULES

                      TEXAS EQUIPMENT CORPORATION                     SCHEDULE I

                    (FORMERLY MARINEX MULTIMEDIA CORPORATION)

                           CONSOLIDATING BALANCE SHEET

                                DECEMBER 31, 1995


                                     ASSETS

                                        TEXAS           MARINEX
                                       EQUIPMENT       MULTIMEDIA                                CONSOLIDATING
                                       CO., INC.      CORPORATION      TOTAL       ELIMINATIONS       TOTAL
                                       ---------      -----------      -----       ------------   ------------
CURRENT ASSETS
   Cash and Temporary Cash
       Investments                     $   250,031    $    88,536  $   338,567           --       $   338,567
                                       -----------    -----------  -----------                    -----------
   Accounts Receivable -
       Trade                               213,777           --        213,777           --           213,777
       Employees and Other                  14,051           --         14,051           --            14,051
   Inventories                           6,439,238           --      6,439,238           --         6,439,238

           TOTAL CURRENT
              ASSETS                     6,917,097         88,536    7,005,633           --         7,005,633
                                       -----------    -----------  -----------                    -----------

LAND, BUILDINGS AND
   EQUIPMENT, at cost                    2,182,355         76,866    2,259,221           --         2,259,221
   Less Accumulated Depreciation          (737,475)       (21,630)    (759,105)          --          (759,105)
                                       -----------    -----------  -----------                    -----------
           NET LAND, BUILDINGS
              AND EQUIPMENT              1,444,880         55,236    1,500,116           --         1,500,116
                                       -----------    -----------  -----------                    -----------

OTHER ASSETS
   Finance Receivables                     693,674           --        693,674           --           693,674
   Cash Surrender Value of Insurance       228,550           --        228,550           --           228,550
   Other Assets                             73,585          7,860       81,445           --            81,445
   Goodwill                                149,380           --        149,380           --           149,380
   Related Party Receivables               117,542           --        117,542           --           117,542
                                       -----------    -----------  -----------                    -----------

           TOTAL OTHER ASSETS            1,262,731          7,860    1,270,591           --         1,270,591
                                       -----------    -----------  -----------                    -----------
TOTAL ASSETS                           $ 9,624,708    $   151,632  $ 9,776,340     $      --      $ 9,776,340
                                       ===========    ===========  ===========     =========      ===========














                                   (Continued)

                        TEXAS EQUIPMENT CORPORATION                   SCHEDULE I
                                                                     (CONTINUED)
                    (FORMERLY MARINEX MULTIMEDIA CORPORATION)

                           CONSOLIDATING BALANCE SHEET

                                DECEMBER 31, 1995


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                          TEXAS           MARINEX
                                         EQUIPMENT      MULTIMEDIA                              CONSOLIDATING
                                         CO., INC.      CORPORATION    TOTAL      ELIMINATIONS      TOTAL
                                         ---------      -----------    -----      ------------  -------------
CURRENT LIABILITIES
   Notes Payable                       $   300,000    $      --    $   300,000    $      --       $   300,000
   Current Maturities of
       Long-Term Debt - Note 8             271,447        100,000      371,447        371,447
   Accounts Payable Trade -
       John Deere Company                3,096,801           --      3,096,801           --         3,096,801
       Other                               436,952          7,830      444,782           --           444,782
   Accrued Expenses                        308,226        250,892      559,118           --           559,118
   Deferred Tax Liability                  377,300           --        377,300           --           377,300
                                       -----------    -----------  -----------    -----------     -----------

              TOTAL CURRENT
                LIABILITIES              4,790,726        358,722    5,149,448           --         5,149,448
                                       -----------    -----------  -----------    -----------     -----------

LONG-TERM DEBT, net of
   current maturities                    1,195,378           --      1,195,378           --         1,195,378

DEFERRED TAX LIABILITY                     152,000           --        152,000           --           152,000
                                       -----------    -----------  -----------    -----------     -----------


              TOTAL LIABILITIES          6,138,104        358,722    6,496,826           --         6,496,826
                                       -----------    -----------  -----------    -----------     -----------

STOCKHOLDERS' EQUITY
   (DEFICIT)
   Preferred Stock                         596,305           --        596,305       (596,305)           --
   Common Stock                            100,000          4,510      104,510        (83,150)         21,360
   Paid in Capital                            --          232,016      232,016        582,978         814,994
   Retained Earnings (Deficit)           2,886,776       (443,616)   2,443,160           --         2,443,160
                                       -----------    -----------  -----------    -----------     -----------
                                         3,583,081       (207,090)   3,375,991        (96,477)      3,279,514

       Less Treasury Shares -
           40,000 Shares of
           Common Stock, at cost           (96,477)          --        (96,477)        96,477            --
                                       -----------    -----------  -----------    -----------     -----------


              TOTAL STOCK-
                HOLDERS' EQUITY
                (DEFICIT)                3,486,604       (207,090)   3,279,514           --         3,279,514
                                       -----------    -----------  -----------    -----------     -----------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                $ 9,624,708    $   151,632  $ 9,776,340    $      --       $ 9,776,340
                                       ===========    ===========  ===========    ===========     ===========

                          TEXAS EQUIPMENT CORPORATION                SCHEDULE II

                    (FORMERLY MARINEX MULTIMEDIA CORPORATION)

                      CONSOLIDATING STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1995


                                                                             MARINEX
                                                       TEXAS EQUIPMENT      MULTIMEDIA     CONSOLIDATING
                                                           CO., INC.       CORPORATION        TOTAL
                                                       ---------------    ------------     -------------
REVENUES                                                $ 25,031,608      $    353,264     $ 25,384,872

COST OF REVENUES                                          21,648,257              --         21,648,257
                                                        ------------      ------------     ------------

           GROSS PROFIT                                    3,383,351           353,264        3,736,615

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES                                 2,935,899           839,731        3,775,630

OTHER INCOME (EXPENSE)
   Interest Income                                           181,008              --            181,008
   Interest Expense                                         (243,122)             --           (243,122)
   Other Income                                               31,355              --             31,355
                                                        ------------      ------------     ------------

INCOME (LOSS) BEFORE INCOME
   TAXES                                                     416,693          (486,467)         (69,774)

INCOME TAXES                                                 163,294              --            163,294
                                                        ------------      ------------     ------------

NET INCOME (LOSS)                                       $    253,399      $   (486,467)    $   (233,068)
                                                        ============      ============     ============

                          TEXAS EQUIPMENT CORPORATION               SCHEDULE III

                    (FORMERLY MARINEX MULTIMEDIA CORPORATION)

                           CONSOLIDATING BALANCE SHEET

                               SEPTEMBER 30, 1996
                                   (UNAUDITED)


                                     ASSETS

                                         TEXAS         MARINEX
                                       EQUIPMENT      MULTIMEDIA                                  CONSOLIDATING
                                        CO., INC.     CORPORATION     TOTAL        ELIMINATIONS       TOTAL
                                        ---------     -----------     -----        ------------   -------------
CURRENT ASSETS
   Cash and Temporary Cash
       Investments                     $ 1,221,060    $   882,545  $ 2,103,605    $      --       $ 2,103,605
Accounts Receivable -
       Trade                               738,359        102,711      841,070           --           841,070
       Employees and Other                  20,889           --         20,889           --            20,889
   Inventories                           7,272,077           --      7,272,077           --         7,272,077
                                       -----------    -----------  -----------    -----------     -----------


           TOTAL CURRENT
              ASSETS                     9,252,385        985,256   10,237,641           --        10,237,641
                                       -----------    -----------  -----------    -----------     -----------

LAND, BUILDINGS AND
   EQUIPMENT, at cost                    2,125,413        102,962    2,228,375           --         2,228,375
   Less Accumulated Depreciation          (804,985)       (32,260)    (837,245)          --          (837,245)
                                       -----------    -----------  -----------    -----------     -----------
           NET LAND, BUILDINGS
             AND EQUIPMENT              1,320,428         70,702    1,391,130           --         1,391,130
                                       -----------    -----------  -----------    -----------     -----------

OTHER ASSETS
   Investment                                 --          927,613      927,613       (927,613)           --
   Finance Receivables                     839,694           --        839,694           --           839,694
   Cash Surrender Value of Insurance       240,939           --        240,939           --           240,939
   Other Assets                            109,305          7,860      117,165           --           117,165
   Goodwill                                139,845           --        139,845           --           139,845
    Related Party Receivables              132,018           --        132,018           --           132,018
                                       -----------    -----------  -----------    -----------     -----------
           TOTAL OTHER ASSETS            1,461,801        935,473    2,397,274       (927,613)      1,469,661
                                       -----------    -----------  -----------    -----------     -----------

TOTAL ASSETS                           $12,034,614    $ 1,991,431  $14,026,045    $  (927,613)    $13,098,432
                                       ===========    ===========  ===========    ===========     ===========




                                   (Continued)

                         TEXAS EQUIPMENT CORPORATION                SCHEDULE III
                                                                     (CONTINUED)
                    (FORMERLY MARINEX MULTIMEDIA CORPORATION)

                           CONSOLIDATING BALANCE SHEET

                               SEPTEMBER 30, 1996
                                   (UNAUDITED)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                         TEXAS         MARINEX
                                        EQUIPMENT     MULTIMEDIA                                 CONSOLIDATING
                                        CO., INC.     CORPORATION     TOTAL      ELIMINATIONS        TOTAL
                                        ---------     -----------     -----      ------------    ------------
CURRENT LIABILITIES
   Notes Payable                       $   300,000    $      --    $   300,000    $      --       $   300,000
   Current Maturities of
       Long-Term Debt                      267,130           --        267,130           --           267,130
Accounts Payable Trade -
       John Deere Company                3,769,240           --      3,769,240           --         3,769,240
       Other                               854,419         28,842      883,261           --           883,261
   Accrued Expenses                        422,057          1,009      423,066           --           423,066
   Customer Deposit                         72,035           --         72,035           --            72,035
   Deferred Tax Liability                   377,300          --        377,300           --           377,300
                                       -----------    -----------  -----------    -----------     -----------

              TOTAL CURRENT
                LIABILITIES              6,062,181         29,851    6,092,032           --         6,092,032
                                       -----------    -----------  -----------    -----------     -----------

LONG-TERM DEBT, net of
   current maturities                      974,430           --        974,430           --           974,430

DEFERRED TAX LIABILITY                     152,000           --        152,000           --           152,000
                                       -----------    -----------  -----------    -----------     -----------


              TOTAL LIABILITIES          7,188,611         29,851    7,218,462           --         7,218,462
                                       -----------    -----------  -----------    -----------     -----------

STOCKHOLDERS' EQUITY
   (DEFICIT)
   Preferred Stock                         596,305           --        596,305       (596,305)           --
   Common Stock                            100,000          7,842      107,842        (83,150)         24,692
   Paid in Capital                         927,613      3,189,434    4,117,047       (344,635)      3,772,412
   Retained Earnings (Deficit)           3,318,562     (1,235,696)   2,082,866           --         2,082,866
                                       -----------    -----------  -----------    -----------     -----------
                                         4,942,480      1,961,580    6,904,060     (1,024,090)      5,879,970

       Less Treasury Shares -
           40,000 Shares of
           Common Stock, at cost           (96,477)          --        (96,477)        96,477            --
                                       -----------    -----------  -----------    -----------     -----------

              TOTAL STOCK-
                HOLDERS' EQUITY
                (DEFICIT)                4,846,003      1,961,580    6,807,583       (927,613)      5,879,970
                                       -----------    -----------  -----------    -----------     -----------

TOTAL LIABILITIES AND
   STOCKHOLDERS' EQUITY                $12,034,614    $ 1,991,431  $14,026,045    $  (927,613)    $13,098,432
                                       ===========    ===========  ===========    ===========     ===========

                          TEXAS EQUIPMENT CORPORATION                SCHEDULE IV

                    (FORMERLY MARINEX MULTIMEDIA CORPORATION)

                      CONSOLIDATING STATEMENT OF OPERATIONS

                      NINE MONTHS ENDED SEPTEMBER 30, 1996
                                   (UNAUDITED)


                                                                            MARINEX
                                                        TEXAS EQUIPMENT    MULTIMEDIA    CONSOLIDATING
                                                           CO., INC.      CORPORATION        TOTAL
                                                        ---------------   -----------    -------------
REVENUES                                                $ 19,507,714      $    107,637     $ 19,615,351

COST OF REVENUES                                          16,949,797           293,678       17,243,475
                                                        ------------      ------------     ------------

           GROSS PROFIT (LOSS)                             2,557,917          (186,041)       2,371,876

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES                                 1,945,782           683,032        2,628,814

OTHER INCOME (EXPENSE)
   Interest Income                                           110,974            27,005          137,979
   Interest Expense                                          (75,792)           (5,250)         (81,042)
   Licensing Fee Settlement                                     --              55,238           55,238
   Other Income                                               15,566              --             15,566
                                                        ------------      ------------     ------------

INCOME (LOSS) BEFORE INCOME
   TAXES                                                     662,883          (792,080)        (129,197)

INCOME TAXES                                                 231,097              --            231,097
                                                        ------------      ------------     ------------

NET INCOME (LOSS)                                       $    431,786      $   (792,080)    $   (360,294)
                                                        ============      ============     ============

                                     PART I

ITEM 1.         DESCRIPTION OF BUSINESS.

     Texas Equipment Corporation is a Nevada corporation whose sole assets are its 100% ownership of two operating subsidiaries: Texas Equipment Co., Inc. of Seminole, Texas and Marinex Multimedia Corporation of New York, New York. Texas Equipment Co., Inc. is engaged in the retail sales, servicing and repair of farm equipment in Southwest Texas. Marinex Multimedia Corporation is a producer of proprietary content based entertainment and information properties, including a CD-ROM only magazine and several sites on the world wide web. This discussion has been organized to review separately, where appropriate, the Company's Farm Equipment Operations, the Multimedia Services operations and the consolidated totals.

     TEXAS EQUIPMENT CO., INC.

     Texas Equipment Co., Inc. ("Texas Equipment"), a Texas corporation, is a duly licensed retailer of John Deere & Company ("Deere") agricultural equipment products with its headquarters on a 13.94 acres tract in Seminole, Texas. Organized in 1987, Texas Equipment has smaller facilities in Pecos and Plains, Texas.

     The Company carries a full line of Deere products, concentrating on items especially needed in the dry plains of southwest Texas and maintains substantial inventories of parts. Combines, tractors, planters and sprayers constitute the bulk of the new product mix and parts are maintained for older equipment. Due to the drier climates of southwest Texas the Company does not expect lawn and grounds care divisions to contribute significantly to sales.

     The Company finances many of the purchase of its customers through its participation in the John Deere "Farm Plan" administered through John Deere Credit. The Company also uses AgriCredit to augment the credit facilities provided by Deere & Company.

     MARINEX MULTIMEDIA CORPORATION

Marinex Multimedia Corporation is a digital content provider for the new electronic media that are transforming today's entertainment and media industries. Marinex has joined the digital revolution with its episodic entertainment and on-line properties, developed for global distribution via the Internet's growing World Wide Web and the expanding base of CD-ROM-equipped computers. Descriptive information about the Company's core products are set forth below.

Trouble & Attitude is a CD-ROM-only magazine targeted to the upscale 18-to-44-year-old audience for whom the computer is emerging as a leading entertainment and information medium. Trouble & Attitude was conceived as a randomly accessible television-style magazine augmented by music, speech, and text.

Distributors of Trouble & Attitude have included International Periodical Distributors and Warner Publisher Services. Warner Publisher Services has indicated that it no longer intends to distribute the magazine. Trouble & Attitude was licensed in the United Kingdom by IDG Communications, Ltd. As of the date of this filing, IDG Communications, Ltd., has terminated the licensing agreement by payment to the Company of approximately $58,000. This one time payment represents virtually all of the revenues for the quarter. IDG has indicated that it no longer intends to be engaged in the CD-ROM Magazine business. A quarterly publication, Trouble & Attitude is also available on the Internet through a promotional site, Trouble & Attitude On-Line (http://www.trouble.com).

The Biz (http://www.bizmag.com) features interviews with entertainment industry personalities; downloadable movie trailers, celebrity soundbites, and music videos; press releases from Entertainment Wire; weekly entertainment columns, features, and reviews; the 24-hour Reuters/Variety On-line Entertainment Report; and weekly statistics such as box office grosses and television ratings.

Marinex's primary goal has been to create compelling original entertainment properties which can be successfully branded and commerically exploited in more traditional media such as television, books, and film.


ITEM 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     GENERALLY

On September 17, 1996, the Company acquired Texas Equipment Co., Inc., an authorized John Deere dealer with three facilities in southwest Texas and headquartered in Seminole, Texas. Prior to the acquisition, the operations of the Company were exclusively those of its multimedia subsidiary, Marinex Multimedia Corporation. The discussion of results of operations has been organized to review separately, where appropriate, the Company's Farm Equipment Operations, the Multimedia Services operations and the consolidated totals.

During the period ending September 30, 1995, the Company was not engaged in operations except for its search for a suitable acquisition candidate. Therefore, comparisons to that period would not be meaningful.

RESULTS OF OPERATIONS

CONSOLIDATED BASIS

Compared to the three month period ended versus the same period of 1995, the Company's revenues declined 3.6% to $5,826,9178 from $6,037,413. Losses for the quarter increased approximately 25% from $(344,357) as opposed to $(274,547) for the same period last year. Year to date losses show significant improvement from last year as the current year to date losses total $(360,294) versus $(430,370) for the same period last year. Much of these losses are attributable to the failure of the multimedia operations to generate significant revenues and its continued negative earnings. Texas Equipment losses from the third quarter in 1996 contributed $(92,877) after tax benefits as compared to $(101,843) for the same period of 1995. Third quarter earnings are typically low as equipment sales suffer since this quarter falls between planting and harvesting seasons. Revenues for the farm equipment operations in the third quarter tend to be for smaller items, add on, and maintenance. Revenues were helped by receipt of a one time cancellation payment of $55,238 received by the multimedia subsidiary.

Comparison of 3 Months ended September 30 1996 with 3 Months ended September 30 1995.

For the three month period ending September 30, 1996, the Company showed revenues of $5,826,918 as opposed to $6,037,413 for 1995, representing a nearly 4% decline. Gross profit declined as well, from $532,812 to $441,556. The loss for the quarter increased from $(274,547) to $(344,357).


TEXAS EQUIPMENT CO., INC.

Texas Equipment Co., Inc. ("Texas Equipment") is a duly licensed retailer of John Deere and farm equipment products with its headquarters in Seminole, Texas. It has smaller facilities in Pecos and Plains, Texas and seeks to add additional facilities by acquisition. The Company maintains an inventory of tractors, cultivators, planters, sprayers and other farm equipment, as well as parts, supplies and expendibles. Servicing is available at all locations. Financing of equipment is largely conducted through the credit facilities of John Deere & Company, although some financing is also available through Agricredit.

The Company has enjoyed its best nine month period ending since its inception. Current assets have improved to $9,252,385 from $6,917,097 at 1995 year end. Total assets have improved by 25 % to $12,034,614 from the end of last year. Revenues to date have totaled $19,507,714 as compared to $25,031,608 for all of 1995. Gross profit for the nine month period was $2,557,917 as compared to $2,244,719 for the same nine month period ending in 1995. The year has been profitable so far with net income of $431,786 as compared to $253,399 for all of 1995. The acquisition of the Texas Equipment Co., Inc. subsidiary was consummated on September 17, 1996.

Nine months ended September 30, 1996 compared to the nine months ended September 30, 1995

     For the nine month period ended September 30, 1996 revenues were $19,507,714, up approximately seven percent from the $18,132,323. Cost of revenues were roughly commensurate, showing a 6.7 percent increase from $15,887,604 in 1995 to $16,949,797 in 1996. Gross profit improved nearly 14 percent to $2,557,917 as compared to $2,244,719 for the same period of 1995.

     Selling, general and administrative expenses were reduced almost 11 percent to $1,945,782 from $2,182,050. The largest portion of this decrease, $232,429, was reflected by lower commissions, salaries and employee benefits. Interest expense also improved from $187,613 to $75,792. Overall, the result was a substantial improvement in net income of over 1200 percent from $34,151 to $431,786.

     The Company also recognized a capital contribution of $927,613 by reason of capital obtained in connection with the Company's acquisition by Marinex Multimedia Corporation. Largely as a result of this capital infusion the Company experienced a net increase in cash to $971,029 from (57,429) for the same period last year. At the end of the nine month period, cash totaled $1,221,060 as compared to $451,034 for the same period of 1995 and $250,031 for the year ended 1995. Interest expense was reduced from $129,678 to $87,484. Income taxes increased to $203,699 from $37,228.

A Form 8-K has been filed as of November 21, 1996 which sets forth the 1994 and 1995 year end audits of the Texas Equipment Co., Inc. subsidiary and includes unaudited figures for the nine month period ending September 30, 1996.

Results of Operations - Marinex Multimedia Corporation:

The Company concluded a merger accounted as a pooling of interests in February 1996, accordingly such operations presented reflect the operations of Marinex Multimedia Corporation and Hard Funding, Inc.

Quarter ended September 30, 1996 compared to the Quarter ended September
30, 1995

Net revenue increased 76% to $72,104 in the quarter ended September 30, 1996 (the "1996 Quarter") compared to $40,811 for the quarter ended September 30, 1995 (the "1995 Quarter"). The increase in revenues is attributed to the release of the July CD-ROM magazine. During 1995 Quarter the Company they began developing and promoting their two Internet properties. Predominately most of the $40,811 in revenues in the 1995 Quarter came from the CD-ROM magazine. The Company has obtained sufficient capital to fund the production of their on-line entertainment and media properties as well as the CD-ROM magazine to produce such products on a consistent basis in the future.

The expenses increased by 82% to $398,589 for the 1996 Quarter from $218,237 for the 1995 Quarter primarily due to the increase in production costs relating to The East Village, which is currently updated daily from bi-weekly and general and administrative costs attributed to the Company being a public entity and the increased volume of activity associated with the three product. The Company continues to seek new business venues.

In September 1996, the Company received a $55,238 settlement for the release from a licensing arrangement with a Company in the United Kingdom for the use of the Company's interactive media products.

Nine months ended September 30, 1996 compared to the nine months ended September 30, 1995

Net revenue decreased 37% to $107,637 for the nine months ended September 30, 1996 (the "1996 Period") compared to $169,597 for the nine months ended September 30, 1995 (the "1995 Period"). The decrease in revenues is attributed to the lack of acceptance of their on-line entertainment and media properties and the CD-ROM magazine. The sales of the CD-ROM magazine have declined from issue to issue. Distributors have indicated a waning interest in CD-ROM Magazines in general and one distributor has informed the Company that they are not interested in distributing the next issue. Predominately most of the $128,786 in revenues in the 1995 Period came from the CD-ROM magazine. The 1996 Period revenues are primarily revenues from the CD-ROM magazine and recently a marginal amount from its Internet properties as advertising.

The expenses increased by 52% to $976,710 for the 1996 Period as compared to $638,839 for the 1995 Period. The increase in expenses was can be attributed to; an increase in advertising and marketing of $34,000, increased production costs of $206,000 due to the hiring of key personnel to for creating the on-line media/entertainment products and the CD-ROM magazine on a consistent basis and positioning for growth due to pursuing an increased number business venues and an increase general and administrative costs of $100,000, due to being a public entity and continuing to seek new business venues.

MULTIMEDIA OPERATIONS

Long term continuation of these projects may require strategic partnerships or joint venturing arrangements with larger, better established companies. With the capital available to the Company, it is unrealistic to assume that the projects could be continued beyond the next year without significant revenue growth. The Web continues to be plagued by relatively slow transmission, ease of entry, lack of a demonstrable and commercially viable Internet audience, and technological limitations The Internet may be completely revamped in the next few years, including streaming audio and streaming video applications, but these advances may or may not benefit the traditional subscription and advertising revenue models upon which the Company's properties and similar businesses are based.

The Company generated an increase in cash of $793,000 for the 1996 Period as compared to as decrease in cash of $15,000 for the 1995 Period. The primary reason for the increase in cash for the 1996 Period was the proceeds from sale of common stock.

The working capital position improved for the 1996 Quarter to $956,000 from a working capital deficit for the 1995 Quarter of $167,000. The improvement of the working capital position is primarily a result of the sale of common stock as described hereafter.

In February 1996, the Company entered into a Reg S agreement for the sale of 2,525,000 shares of common stock for $2,525,000 in installments through May 1996. In addition, the Company received another $700,000 of funds from the sale of 507,246 shares of common stock as of July 1996, pursuant to a new agreement with the same subscriber.

During September 1996, the Company merged with Texas Equipment Co., Inc., through the issuance of common stock, which is accounted for as a pooling of interest. The Company advanced $927,000 for TEC to actively pursue the acquisition of other John Deere dealerships. The management discussion and analysis will be updated for the financial information relating to TEC by the filing of an amendment to this Form-10QSB.

The Company deems its present facilities and equipment adequate for its immediate needs and it has no material commitments for capital expenditures. The Company believes its present liquidity and cash flow are adequate for its current needs. There can be no assurance, however, that additional financing, whether from debt or equity, will be available to the Company when needed on commercially reasonable terms, or at all.

The Company's management believes that inflation has not had a significant impact on its business during the past two years.

                                    OUTLOOK

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995:

Statements under the "Outlook" heading that are forward looking or relate to future operating periods are subject to important risks and uncertainties that could cause actual results to differ materially. Please see the cautionary language at the end of the section.

     FARM EQUIPMENT OPERATIONS

As a John Deere dealer, the fortunes of the Company's farm equipment operations are necessarily tied to the performance of John Deere and Company, Inc. ("Deere") with respect to products, pricing and overall competitiveness. It is not surprising, therefore, that the farm equipment operations have enjoyed its best 9 month period to date in 1996 since the performance of Deere has been exceptional during that period as well. According to Deere, growing worldwide demand for agricultural commodities coupled with the existing low levels of world grain stocks have resulted in strong prices for grains and oilseeds. Additionally, the new "freedom to farm" bill has further strengthened United States farm income by establishing substantial transition payments to participating farmers while reducing restrictions on farm acreage utilization.

The Company hopes to capitalize on these factors in the Southwest Texas markets as well. Located in the plains of west Texas, it is uniquely situated in farm land producing the largest yields of cotton, peanuts, corn, onions, potatoes, peppers, melons, and leafy vegetables. Management believes that it is the largest distributor of peanut harvesting equipment in the country. Accustomed to dry weather conditions, farm land in and around the permian basin is well irrigated. The permian basin is also the home of much Texas oil and natural gas production and the local economy is therefore somewhat more independent of the economic fluctuations that are typical of farming operations. Although the year has been dry, the timing of the rains alleviated the worst of the potential problems so that many of the Company's customers are experiencing bountiful harvests.

The NAFTA Treaty has provided expanding markets in Mexico, allowing Texas Equipment to explore new markets for farm equipment and parts. As existing equipment is replaced by newer, technologically advanced equipment, the lease return and used equipment will become available for resale. The Company's operations are relatively near the Mexican border and management has had discussions with Mexican Deere dealers with regards to possible future business arrangements, although there are no agreements or understandings to date.

In addition, technological changes in farm equipment may lead to a retooling of the industry. In 1996 Deere's 9000 series combines began the use of a yield mapping system. This "precision farming" capability links satellite derived data with respect to "micro" areas (of just a few square yards). Factors such as moisture content and crop yields are measured against onboard data derived so that an entire field can potentially be maximized. Yields can and often do vary widely within the same field. Corn yields, for example, may vary as much as 100 bushels per acre. The satellite data is assessed and ultimately fed into onboard computers built into the equipment for precise manipulation of such factors as moisture, fertilizer and pesticide. Deere has indicated that the same technology will likely be extended to tractors, planters and sprayers as well in the near future.

To a lesser extent, management believes that changes in the macroeconomic outlook for farming will positively affect the business. Farmer income continues to improve and grain levels are near record lows. It is estimated that food production will triple over the next thirty years. Pacific rim incomes are rising at a time that major participants, such as China, are shifting from a net exporter of grain to a substantial importer.

Finally, management believes that the trends in the retail distribution of farm equipment will be towards a consolidation of retail dealers as the capital cost of maintaining inventories of parts and equipment continues to rise. A variety of new programs, such as John Deere Personal Service (which permits the customer to search for parts through a computerized database), signal a substantial change in the historical methods of doing business. The ability of "corner store" dealerships to effectively compete in these changing markets is questionable. Management believes that growth opportunities through acquisition will exist as the retail farm equipment industry consolidates and becomes more global.

     MULTIMEDIA OPERATIONS

All multimedia operations and activities are conducted through the New York subsidiary, which is engaged in the business of creation of digital content, including a CD-ROM-only magazine entitled "Trouble & Attitude"; a site on the world wide web known generally as "The Biz Entertainment CyberNetwork" (http://www/bizmag.com); and a site on the world wide web known generally as "The East Village" (http://www/eastvillage.com). The web site properties can also be accessed through Time-Warner's Pathfinder site.

Essentially, the Company's publishing operations are subject to two distinct sets of risks: those associated with the publishing industry in general and those associated with the Company's chosen means of distribution media. The CD-ROM magazine "Trouble & Attitude" has now distributed three issues and anticipates a fourth issue by the end of the next quarter. Distributor's interest in CC-ROM magazines may be declining and at least one distributor, Time Warner, has indicated that it has no further interest in distributing Trouble and Attitude.

Although both distribution media, CD-ROM and the World Wide Web, are relatively new and unproven means of distributing proprietary content based entertainment, management believes that its products carry the obvious advantages of video clip enhancement to articles, audio sampling of recent releases of established recording artists, capability of downloading, hyperlinks to other sites of interest, and immediate update. Also, these methods of delivery are environmentally friendly and relatively inexpensive to produce and deliver to vast numbers.

The approach used by the Company was to create Web delivered entertainment and information. The East Village is a "cyber soap opera" through which it was hoped that a regular audience could be cultivated. These persons would access the site on an ongoing basis to obtain updates as to the story line and characters. Unlike many Web applications, the content would be evolving and dynamic from week to week. Once the audience was cultivated, its demographics could then be used to sell advertising, products or services, or even subscriptions. Management believes that such an audience is developing, although at a slower than hoped for pace. Notwithstanding, recent newspaper articles, including the Wall Street Journal, have questioned the near term viability of the entire Internet advertising model.

     Even allowing for the slow incubation of this market, revenues from the Pathfinder site for the past quarter have been disappointing. Management of the subsidiary has sought alternatives to the present arrangements but has not obtained a satisfactory replacement. While web oriented business endeavors have mushroomed over the past year, management is unaware of any content based business, which is exclusively distributed through the world wide web, that is presently profitable. Although the vast reach of the web obviously holds the promise for practically limitless reach, it is uncertain as to when, or if, content based website businesses in general or the Company's website businesses in particular, will achieve profitability. The Company now is considering ways to reallocate resources to more traditional and proven entertainment and media business activities.

                        SAFE HARBOR CAUTIONARY STATEMENT

     The Company's businesses include Farm Equipment sales and servicing in a very limited and typically dry geographical area of Southwest Texas and Multimedia Services including content based business including a CD-ROM Magazine and content over the world wide web. Forward-looking statements relating to the farm equipment business involve certain factors that are subject to change, including: the many interrelated factors that affect farmers' confidence, including demand for agricultural products, world grain stocks, commodities prices, weather, animal diseases, crop pests, harvest yields, real estate values and government farm programs; general economic conditions; legislation relating to agriculture, products, the environment, commerce and infrastructure; actions of competitors in the various industries in which the Company competes; the ability to obtain adequate sources of supply from John Deere & Company; the general competitiveness of John Deere & Company with respect to new products, competitive pricing, and availability of parts and supplies; ability to finance new and used equipment; interest and currency exchange rates; accounting standards; and other risks and uncertainties. In addition, the multimedia businesses are subject to many additional risks such as the uncertainty of consumer acceptance of the Company's multimedia properties or of world wide web oriented businesses in general; the expense of maintenance of the businesses without present profitability or any assurance of profitability at any time in the future; the risk that the content provided by the Company will fall from favor by reason of shifting preferences, trends, or fashions; the relatively unlimited potential for new multimedia, CD-ROM, or world wide web entrants and new competitors for content based and non-content based applications of multimedia on CD-ROM or the world wide web; the unproven ability to generate advertising revenues or subscription, click through, or visit revenues from the Company's products; the competitiveness of any content based endeavor from existing and well financed print, radio, and television media; the ongoing difficulty in procuring sufficient bandwidth, compression or delivery of data over the world wide web; the uncertainty of the ability of the world wide wide to deliver prompt service as additional users load the system; the abilities of management to adjust to and predict the shifting trends in this new, uncertain and unproved industry; and the typical uncertainties associated with any publication business.
Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company's financial results, is contained in the Company's filings with the Securities and Exchange Commission.

ITEM 3.         DESCRIPTION OF PROPERTY

     Texas Equipment Corporation owns and operates three retail/office complexes in Southwest Texas as well as certain properties that are not being used in the business such as farm land and rental property.

     The Corporate headquarters is located in Seminole, Gaines County, Texas on a 13.94 acre tract on Highway 62-180. The improvements consist of several buildings housing corporate and retail operations. Building 1 is of steel frame construction with sheet metal walls and roof with concrete flooring. It's finished interior is carpet and panel walls with drop acoustic ceiling. 5900 square feet is executive office space, and retail; 22,624 square feet showroom, shop and parts department. Building 2 is a 14,817 square foot area made of steel and sheet metal and concrete flooring containing a shop, paint and wash area. A separate building (3) is a 7200 square foot steel and sheet metal storage building. All buildings are in good condition with the exception of some older storage buildings. United Bank of Seagrave currently holds a mortgage on this property.

     A regional retail complex is located on a 6.25 acre tract in Plains, Yoakum County, Texas on Highway 82. Improvements include a 7493 square foot steel, sheet metal and concrete block and concrete floor office, sales and parts building. The interior is finished. Also are two shop and storage buildings, steel and sheet metal, containing 8100 and 5580 square feet respectively. The property is secured by a privately held mortgage.

     The third retail outlet is located in Pecos, Reeves County, Texas. Containing just over 1 acre, the property consists of three buildings of steel, sheet metal and concrete block construction. A 7140 square foot building with finished interior houses the offices and retail operations. A 5000 square foot shop and 2340 square foot storage building are also located on the property. This property is included in a security instrument which also covers 313 acres of farmland located in Reeves County owned by Texas Equipment Corporation. Texas Equipment owns a 640 acre tract of farm land in Gaines County, Texas. Equitable Life Insurance Company has a current mortgage on this property.

     A small building located in Denver City, Reeves County, Texas was part of a larger retail complex is now rented out and is being marketed for sale.

     The Marinex Multimedia subsidiary currently rents a loft from the Soho Building, located at 110 Greene Street, New York, NY. Rent is $3,750 per month. The lease has 10 remaining months until expiration and has renewal options.


ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of October 1, 1996 by (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company' outstanding common stock; (ii) each of the Company's officers and directors; and (iii) all directors and officers of the Company as a group.



Name of                              Shares of Common          Approximate
Beneficial                           Stock Beneficially        Percentage
Owner                                Owned                     Owned
-----                                ------------------        -----
John T. Condit                           5,616,666               22.7%
c/o Domicile Property Management
601 Howard Street
San Antonio, TX 78212

Paul J. Condit II                        5,616,666               22.7%
c/o Domicile Property Management
601 Howard Street
San Antonio, TX 78212

Jeffrey E. Condit                        5,616,666               22.7%
c/o Domicile Property Management
601 Howard Street
San Antonio, TX 78212

Jonathan Braun                           1,140,000                4.6%
70 Huntsville Road
Katonah, NY 10536


1. John T. Condit, Paul J. Condit II and Jeffrey E. Condit are brothers and are the sons of Mr. Paul Condit, the Company's President, Chief Executive Officer and a Director.

2. Mr. Braun has an Option to Acquire up to 25% of the issued and outstanding shares of one of the Company's subsidiaries, Marinex Multimedia Corporation, a New York corporation, upon the happening on certain events as set forth in the Acquisition Agreement which is included as an exhibit to this filing.

---------------------

ITEM 5.         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS


     The following persons are the directors and executive officers of the Company and have served in such capacities since the formation of the Company.



Name                               Age         Position
----                               ---         --------
Paul Condit                        63          President, Director
                                               Chief Financial Officer

John T. Condit                     32          Secretary/Treasurer
                                               Chief Financial Officer
                                               Director

Jonathan Braun                     45          Director
                                               President of Marinex Multimedia



All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

Paul Condit, 63, is President, Chief Executive Officer and a director. He has a B.S. degree from Oklahoma State University and has been in the farm equipment business for 23 years. Mr. Condit owned and operated a predecessor company and has managed Texas Equipment since its inception in 1987.

John Condit, 32, serves as a Director and Chief Financial Officer of Texas Equipment and will serve as Secretary of the Company. He obtained a BBA degree from Texas Tech University in 1986. For the past five years, he has been President of Domicile Property Management, Inc., a real estate acquisition and management firm, in San Antonio, Texas.

Jonathan Braun, 45, a former journalist, has over 20 years experience in public relations and consulting and has served as his Chairman of the Board since its inception in January 1995. From 1992 until establishing Marinex Multimedia Corporation in 1995, Mr. Braun has been engaged in the public relations and consulting business through a company called Marinex, Inc., a Delaware corporation. That company has been dissolved.

From 1991 to 1992, Mr. Braun was president of DWJ International, a subsidiary of the PR firm DWJ Associates, which pioneered the production and distribution of video news releases and corporate identity videos.

In the 1970's he was an associate editor of the Sunday supplement Parade, managing editor of New York Jewish Week, and feature writer for the New York Sunday News Magazine. Mr. Braun's journalistic coups have included exclusive on-location interviews with Iran's Empress Farah and Jacques Cousteau, an early opinion-shaping article about the plight of Vietnam-era veterans and a news-making expose about corruption at the highest levels of the Soviet government--which triggered an investigative series in Fortune.

Mr. Braun has a master's degree from Columbia University's Graduate School of Journalism and a B.A. from the City College of New York, where he graduated magna cum laude and was elected to the Phi Beta Kappa honor society.


ITEM 6.  EXECUTIVE COMPENSATION

                    Fiscal      Annual Compensation                  Other
Name/Position       Year        Salary($)          Bonus($)     Compensation($)
Paul Condit         1995        $29,630            $180,260
President

John Condit         1995              0                   0          0
Chief Financial
Officer

Jonathan Braun(1)   1995        $26,667
Director


(1) Mr Braun also 100,000 stock options exerciseable at $4.00 per share subject to shareholder approval.

ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company was incorporated in the State of Nevada as "Hard Funding, Inc." on August 14, 1990 as a Nevada Corporation to be a "blank check" corporation whose sole business was to purchase, merge with or acquire a business or assets from another company.

Hard Funding, Inc. filed a Registration Statement with the Atlanta Regional Office of the United States Securities and Exchange Commission (the "Commission") on Form SB-2, which registration statement was declared effective as of October 26, 1993. Pursuant thereto, Hard Funding published a prospectus dated October 26, 1993 (the "Prospectus") with respect to certain of its securities. On November 8, 1993, the Company completed its initial public offering by selling to its underwriter, Westminster Securities Corporation, all 8,500 shares plus the overallotment shares, for a total of 9,775 shares. As a result of the initial public offering, the Company received net offering proceeds, after deducting offering expenses, in the amount of $34,327. An additional 340 shares were issued to the underwriter as a portion of the underwriting compensation.

On February 12, 1996, Hard Funding acquired Marinex through a process generally referred to as a "reverse merger." Hard Funding, with its 510,115 shares outstanding, caused 4,000,000 shares of its authorized but unissued shares to be issued to the shareholders of Marinex in exchange for all of the outstanding shares of Marinex. As a result of the acquisition, the officers and directors of Hard Funding resigned and were replaced by the officers and directors of Marinex Multimedia Corporation; namely, Mr. Jonathan Braun and Mr. Charles Platkin. Messrs. Braun and Platkin remain as officers and directors of the multimedia subsidiary and Mr. Braun remains a director of the Company. Both Messrs. Braun and Platkin own shares in the Company.

As of September 17, 1996, the Company acquired a second subsidiary, Texas Equipment Co., Inc., by issuing 16,850,000 shares of its authorized but unissued stock to Messrs. John Condit, Paul Condit, II and Jeffrey Condit in exchange for all of the outstanding shares of that Company. As a result of the transaction, Mr. Platkin resigned as an officer and director of the Company although he remains as an officer and director of the the multimedia subsidiary. Mr. Paul Condit and Mr. John Condit were elected members of the Board of Directors and as officers. Messrs. John Condit, Paul Condit, II and Jeffrey Condit are the sons of the Company's President and CEO, Mr. Paul Condit. The Condit family now controls 68.2% of the outstanding common stock of the Company.

     ITEM 8.    DESCRIPTION OF SECURITIES

The Company is authorized to issue Twenty Five Million (25,000,000) shares of common stock, $.001 par value per share, of which 24,704,886 shares were issued and outstanding as of the date of this filing. Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

The holders of common stock (i) have equal rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders.

All shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable, with no personal liability attaching to the ownership thereof. The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors.

Dividends

The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its common stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

Prior to the date hereof, there has been a limited and sporadic trading market for the Company's Common Stock, which presently trades on the NASD Bulletin Board under the symbol "TEXQ." After its initial public offering in 1993, there was very little trading until the first quarter of 1996. According to information furnished by the National Quotation Bureau, the high and low bid and high and low ask quotations for each quarter of the 1996 is as follows:



1995                       Closing Bid                Closing Ask
----                       -----------                -----------
                           high    low                high    low
March 31                   7       6                  10      9

June 28                    7       7                   9      9

September 29               7       7                   9      9

December 29                7       7                   9      9


1996                       Closing Bid                Closing Ask
----                       -----------                -----------
                           high    low                high    low
March 29                    8      7                   9       9


June 28                    10      5.25               11       6.25

September 30               6.75    1                  8.25    3.00



These market quotations represent inter-dealer prices, without retail markup, mark down or commission and do not necessarily represent actual transactions.

As of November 25, 1996, there were approximately 300 holders of record of the Company's common stock. The Company has not paid any dividends, redeemed, repurchased or otherwise retired any of its capital stock.

ITEM 2.         LEGAL PROCEEDINGS

None. The Company is not a party to any litigation, and has no knowledge of any threatened litigation against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None. The auditor for Hard Funding, Inc., resigned and was replaced by the auditor for Marinex Multimedia Corporation as set forth in a Form 8-K filed May 21, 1996. Both auditors furnished letters, attached to the Form 8-K, to the effect that there were no material disagreements with the Company or its management as to accounting and financial disclosures.

ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES

The Company entered into a subscription agreement with Varna Management, Ltd. as of February 12, 1996 under the terms of which 2,525,000 shares were sold at a subscription price of $1.00. On June 6, 1996, the Company entered into a Subscription Agreement with Alstro Holdings Limited for the sale of 250,000 shares at a subscription price of $1.00 per share. As of July 11, 1996, the Company entered into another Subscription Agreement with Varna Management, Ltd. Covering 507,246 shares at a price of $1.38 per share. These sales are claimed to be exempt from registration under the Act pursuant to Section 4(2) thereof and Regulation S.

In addition, the Company issued 12,525 shares to Saxmundham in July, 1996 for services rendered to the Company. The Company has permitted its subsidiary, Marinex Multimedia Corporation, a New York corporation, to issue option agreements to the executive officers of Marinex, Messrs. Jonathan Braun and Charles Platkin, which permit the officers to reacquire up to 50% of the issued and outstanding shares of the subsidiary upon the happening of certain specified events. The Company has also issued a option to acquire 250,000 shares for a purchase price of $1.00 to its counsel, Charles W. Barkley, in consideration of legal and other services. The Company has agreed to register the shares to Messrs. Braun, Platkin and Barkley.

ITEM 5.         INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company has adopted an indemnification provision which limits the personal liability of each director and other persons serving the same purposes, whether by or in the right of the corporation or otherwise for monetary damages by breach of any duty as a director shall be eliminated to the fullest extent permitted by Nevada law and such persons shall be indemnified to the fullest extent permitted. The Company has agreed to continue this indemnification for former officers and directors and others as well.

     In the opinion of the Securities and Exchange Commission such indemnification by the Company and the Underwriter is against public policy as expressed in the Act and is therefore unenforceable. It would therefore be incumbent upon the Company to challenge the ruling of the Securities and Exchange Commission in a court of competent jurisdiction in order to fully exercise the rights contained in the indemnification paragraphs of the indemnification agreement. There can be no assurance that any such challenge will be ultimately successful.

PART III

     ITEM 1.    INDEX TO EXHIBITS

PART F/S

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, on the 3rd day of December, 1996.



                                By: /s/ Paul Condit
                                   ------------------------------
                                        Paul Condit, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been duly signed by the following persons in the capacities and on the dates indicated:


SIGNATURES                              TITLE                DATE
Principal Executive Officer:

/s/ Paul Condit                         President            December 3, 1996
----------------------------
Paul Condit



Chief Financial Officer:

/s/ John Condit                         Treasurer            December 3, 1996
----------------------------
John Condit



A Majority of the Board of Directors:



/s/ Paul Condit                         Director             December 3, 1996
----------------------------
Paul Condit



/s/ John Condit                         Director             December 3, 1996
----------------------------
John Condit



                                        Director                        , 1996
----------------------------                                 -------- --
Jonathan Braun

                                 EXHIBIT INDEX


Item number as per                                                       Page
Item 601(a) of S-K                                                      Number
------------------                                                      ------
3(a)    Articles of Incorporation

3(b)    By-Laws

10(a)   Acquisition Agreement for Texas Equipment Co., Inc.

10(b)   Subscription Agreement with Varna Management

10(c)   Subscription Agreement with Alstro Holdings

10(d)   Subscription Agreement with Varna Management

10(e)   Option Agreement with Jonathan Braun

10(f)   Option Agreement with Charles Platkin

10(g)   Option Agreement with Charles Barkley

10(h)   Employment Agreement with Jonathan Braun

10(i)   Employment Agreement with Charles Platkin

10(j)   Contract with John Deere Company

21(a)   List of Subsidiaries